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                          November 15, 2022

       Lindsey Wiedmann
       General Counsel
       Maxeon Solar Technologies, Ltd.
       8 Marina Boulevard #05-02
       Marina Bay Financial Centre
       018981, Singapore

                                                        Re: Maxeon Solar
Technologies, Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed on November
10, 2022
                                                            File No. 333-268309

       Dear Lindsey Wiedmann:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Era Anagnosti